hannover **re**®

RECEIVED

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

05010712

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

August 11, 2005

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of its press release "Hannover Re reports gratifying interim results". The printed version of the interim report 2/2005 will be forwarded as soon as possible.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

Best regards,

Eric Schuh

Iris Garbers

Enclosures

hannover re®

PRESS RELEASE

Hannover Re reports gratifying interim result

- **Growth in net premiums + 6.2%**
- **Net income for the first half-year + 8.3%**
- **Stockholders' equity + 12.3%**
- **Return on equity 16.9%**
- **All four business groups deliver positive profit contributions**
- **Combined ratio in property and casualty reinsurance 96.5%**

Hannover, 11 August 2005: In its interim report published today Hannover Re expressed satisfaction with the development of its business.

Hannover Re continued to make the most of the highly advantageous conditions in property and casualty reinsurance and expanded its market position. The combined ratio of 96.5% in property and casualty reinsurance testifies to the sustained good quality of the portfolio. Consolidated net income was boosted by 8.3% as at 30 June 2005 to 229.0 million euro (211.5 million euro), equivalent to earnings of 1.90 euro (1.75 euro) a share. All four business groups contributed to this result. "With this performance we are on track to achieve our ambitious profit targets for the full year", Wilhelm Zeller, Chairman of the Executive Board, confirmed.

Hannover Re's capital base also showed further improvement: stockholders' equity increased to 2.9 billion euro, a rise of 12.3% compared to the level of 31 December 2004 (2.6 billion euro). As an additional factor, in May 2005 Hannover Re issued subordinated debt of 500 million euro and thereby further optimised its capital base. As part of this transaction the existing holders of a 350 million euro bond issued in 2001 were able to exchange into the new issue, an opportunity which more than 60% of them took up. The policyholders' surplus of Hannover Re grew by 13.7% to 4.8 billion euro (4.2 billion euro). Standard & Poor's confirmed Hannover Re's "AA-" rating at the beginning of August.

The gross written premiums of the Hannover Re Group grew by a modest 0.7% to 4.8 billion euro (4.8 billion euro). Exchange-rate movements were no longer significant as at 30 June 2005, with a negative effect of just 2.7%. The level of retained premiums rose 6 percentage points to 82.5%, causing net premiums to climb 6.2% to 3.7 billion euro.

In **property and casualty reinsurance** the second quarter of 2005 offered Hannover Re further good opportunities to write profitable business. The treaty renewal season in Japan and Korea as at 1 April 2005 was used to enlarge the portfolio under favourable conditions. "Pricing discipline among the global reinsurance players is holding firm. In view of the very low level of interest rates, however, it is absolutely essential for reinsurers to focus on a solid underwriting policy", Mr. Zeller stressed. Particularly in long-tail casualty business, rates remained largely stable. Thanks in part to its very good rating, Hannover Re is a highly sought-after partner in this sector. Due to the conservative reserving policy of past years, there was once again on balance no need to make additional contributions to the loss reserves for previous underwriting years.

Gross premium income in property and casualty reinsurance increased by a substantial 13.3% to 2.4 billion euro (2.1 billion euro). At constant exchange rates growth would have been 15.5%. With a rise of 10.6 percentage points in the level of retained premiums, net premiums earned climbed by as much as 23.7% to 1.8 billion euro (1.5 billion euro). Yet this growth in no way implies that Hannover Re is abandoning its "More from less" initiative. Quite the contrary, management of the portfolio will continue to be guided exclusively by considerations of profitability.

After a first quarter of a high burden of losses, the second quarter did not record any major losses – while an additional claim from the previous quarter was recorded. The burden of major losses as at 30 June 2005 totalled 112.3 million euro. This figure corresponds to 6.1% of net premiums and is thus almost exactly in line with the multi-year average of 6%. The very good combined ratio of 96.5% was higher than in the same period of the previous year (94.3%), although it should also be borne in mind here that the volume of major claims in the corresponding period (51.9 million euro) was significantly lower than average.

The underwriting result decreased from 84.7 million euro to 64.7 million euro. The operating profit in property and casualty reinsurance improved only modestly on the outstanding performance of the same period in the previous year, rising by a mere 0.4% to 229.2 million euro (228.4 million euro). Due to considerably lower tax expenditure net income for the reporting period surged by a vigorous 32.9% to 154.0 million euro, or 1.28 euro (96 cents) a share.

Results in **life and health reinsurance** developed very favourably in the first half of 2005. Gross premiums increased again by an impressive 19.4% to 1.1 billion euro (0.9 billion euro). At constant exchange rates the growth would have been 22.0%. The increase was attributable not only to the cultivation of new customer relationships in Germany and the United Kingdom but also to vigorous new business with our existing clients, especially in the area of unit-linked life and annuity insurance. The retention rose from 91.8% to 93.2%, causing net

premiums earned to climb by 21.7% to 1.0 billion euro (0.9 billion euro). "Experience shows that premiums and profitability are stronger in the second half of the year, so the mid-year results are better than planned", Mr. Zeller noted. Hannover Re, which operates worldwide in this business group under the proprietary brand name Hannover Life Re, boosted its operating profit (EBIT) by 16.0% to 45.4 million euro (39.2 million euro). Net income for the reporting period was 8.2% higher at 25.7 million euro (23.7 million euro). Life and health reinsurance thus contributed earnings of 21 cents (20 cents) a share to the Group result.

Financial reinsurance remains under heavy media scrutiny as a consequence of investigations launched by a number of US regulatory agencies. Hannover Re, too, has been approached by the authorities for information and is cooperating – on a voluntary basis – with all agencies. "We have stressed on numerous occasions that due to our rigorous underwriting guidelines we have nothing to hide and we have a vested interest in clarifying and eliminating any deficiencies", Mr. Zeller explained. Nevertheless, the ongoing debate surrounding financial reinsurance arrangements has served to dampen demand, especially among US clients. As a further factor, the substantially improved capital resources of primary insurers have been reflected in sharply reduced demand for capital-replacing surplus relief contracts. Gross premium income was significantly lower, as anticipated, falling by 24.6% to 508.6 million euro (674.8 million euro). In original currency the decline would have been 22.1%. Net premiums contracted by as much as 32.3% to 373.9 million euro (552.0 million euro) due to a slight reduction in the level of retained premiums.

The operating profit (EBIT) declined by a less marked 23.3% to 50.1 million euro (65.3 million euro). Net income after tax decreased by 21.6% to 36.0 million euro (45.9 million euro), or 30 cents (38 cents) a share.

In **specialty insurance**, formerly known as program business, the process of strategic reorientation was set in motion: as the next step in the restructuring activities initiated in 2002, the Clarendon Insurance Group, Hannover Re's New York-based subsidiary, is repositioning itself on the market. Henceforth the company will operate as a specialty insurer writing profitable niche business, such as non-standard automobile covers and fine arts policies. "Clarendon will discontinue its considerably more competitive routine business, such as householders' and homeowners' comprehensive, where it is up against the major players in the US primary market", Mr. Zeller explained. This will lead to an appreciable reduction in gross premium volume. In view of the envisaged increase in the retention to a level of 80 percent, however, the impact on net premiums will be at most marginal.

Gross premiums contracted by 24.5% to 804.5 million euro (1.1 billion euro). In the original currency the decline would have been 21.0%. The level of retained premiums initially decreased

to 45.1% (49.1%), and net premiums were consequently 26.5% lower at 411.6 million euro (559.8 million euro). The combined ratio increased to 99.2% (96.6%) as the company adjusted to its new strategic orientation. The operating profit (EBIT) posted as at 30 June 2005 totalled 23.1 million euro (42.5 million euro). Net income after tax fell to 13.3 million euro (25.9 million euro), equivalent to earnings of 11 cents (21 cents) a share.

In view of the protracted low level of interest rates Hannover Re is highly satisfied with the development of its **investment income**. The sustained vigorous cash flow from the technical account saw assets under own management grow by 13.5% year-on-year to 17.9 billion euro (15.8 billion euro); the income generated from these investments was slightly higher than in the previous year. Owing to sharply lower interest on deposits – most notably due to the marked reduction in financial reinsurance – the total investment income of 504.9 million euro came in somewhat lower than in the same period of the previous year (533.1 million euro). The balance of profits and losses realised on the disposal of investments was positive at 60.6 million euro (83.2 million euro). The profit contribution from extraordinary income was consequently lower than in the same period of the previous year. Net investment income thus came in 5.2% lower than in the previous year at 537.4 million euro (567.0 million euro); it nevertheless remains within the planning parameters for the full financial year, especially with respect to the portfolio of assets under own management. Write-downs on securities were no longer a factor, amounting to just 5.9 million euro (19.9 million euro).

Outlook

"Judging by the development of the financial year to date we are entirely on track for a successful 2005", Mr. Zeller affirmed. Rates and conditions in *property and casualty reinsurance* remain attractive, and Hannover Re therefore looks forward to sustained premium growth. Provided the burden of major losses does not exceed the multi-year average during the remainder of the year, the result in property and casualty reinsurance should be even higher than in the previous year. "The early arrival of the hurricane season in Central and North America and the losses already incurred should have correspondingly favourable implications for the negotiations over pricing and conditions that reinsurers will be conducting with their clients at meetings from September onwards", Mr. Zeller observed.

Further double-digit premium growth is to be anticipated in *life and health reinsurance*, most notably from Germany, the United Kingdom and Asian markets. Overall, sharply higher profitability is expected.

In *financial reinsurance* Hannover Re continues to anticipate a low double-digit percentage decline in premium volume. Although net income is also likely to be lower, it should still be highly gratifying.

Premium income in the *specialty insurance* business group will be lower than in the previous year. A positive after-tax result above the cost of capital should nevertheless be attainable.

For 2005 Hannover Re expects to maintain the highly positive underwriting cash flow and hence further growth in its *investments*. Even if interest rates remain low, income from assets under own management should also come in somewhat higher again.

"In view of the development of our business groups in the year to date, I am confident that – as planned – we can substantially boost our profitability in the year under review", Mr. Zeller stressed. Subject to the premise that major loss expenditure is in line with the multi-year average and provided there are no downward movements on capital markets, Hannover Re reiterates its expectation of net income in the order of 430 – 470 million euro, or earnings of roughly 3.60 – 3.90 euro a share.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent")*

accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	2005 Q1	2005 Q2	2005 Variance	2005 H1	2005 Variance	2004 Q2	2004 H1	2004 31.12.
Hannover Re Group								
Gross written premiums	2,617.3	2,213.1	(5.1%)	4,830.4	0.7%	2,331.0	4,795.3	
Net premiums earned	1,779.6	1,894.9	1.9%	3,674.6	6.2%	1,859.9	3,461.0	
Net underwriting result	(41.0)	(47.3)	29.5%	(88.3)	(3.8%)	(36.5)	(91.8)	
Net investment income	247.2	290.2	8.1%	537.4	(5.2%)	268.5	567.0	
Operating profit (EBIT)	179.5	168.3	(23.8%)	347.8	(7.3%)	220.9	375.4	
Net income (after tax)	107.7	121.4	5.9%	229.0	8.3%	114.6	211.5	
Earnings per share in EUR	0.89	1.01	5.9%	1.90	8.3%	0.95	1.75	2.56
Policyholders' surplus[1]	4,311.7			4,791.5	13.7%			4,213.0
Investments (w. funds held by ced.comp.)	25,745.1			27,317.7	10.4%			24,735.8
Total assets	37,092.1			38,508.9	8.9%			35,372.0
Bookvalue per share in EUR	22.04	23.81		23.81	12.3%	20.60	20.60	21.20
Retention ratio	84.3%	80.4%		82.5%		73.2%	76.5%	
EBIT margin[2]	10.1%	8.9%		9.5%		11.9%	10.9%	
Return on equity (after tax)[3]	16.5%	17.6%		16.9%		17.8%	17.3%	
Property/Casualty reinsurance								
Gross written premiums	1,318.6	1,077.2	15.1%	2,395.8	13.3%	935.7	2,115.4	
Net premiums earned	849.9	995.2	21.2%	1,845.1	23.7%	821.5	1,491.4	
Net underwriting result	24.6	40.1	(26.1%)	64.7	(23.7%)	54.2	84.7	
Operating profit (EBIT)	108.2	121.1	(20.9%)	229.2	0.4%	153.0	228.4	
Net income (after tax)	62.6	91.4	20.3%	154.0	32.9%	76.0	115.9	
Retention ratio	88.5%	87.5%		88.0%		71.7%	77.4%	
Combined ratio	97.1%	96.0%		96.5%		93.4%	94.3%	
EBIT margin[2]	12.7%	12.2%		12.4%		18.6%	15.3%	
Life/Health reinsurance								
Gross written premiums	538.7	582.8	17.6%	1,121.5	19.4%	495.5	939.4	
Net premiums earned	505.8	538.2	17.5%	1,044.0	21.7%	458.0	857.9	
Operating profit (EBIT)	27.2	18.2	21.2%	45.4	16.0%	15.0	39.2	
Net income (after tax)	16.7	9.0	21.7%	25.7	8.2%	7.4	23.7	
Retention ratio	94.5%	92.0%		93.2%		93.2%	91.8%	
Combined ratio[4]	96.8%	99.7%		98.3%		99.2%	98.5%	
EBIT margin[2]	5.4%	3.4%		4.4%		3.3%	4.6%	
Financial reinsurance								
Gross written premiums	352.6	156.0	(51.4%)	508.6	(24.6%)	321.2	674.8	
Net premiums earned	196.3	177.5	(41.4%)	373.9	(32.3%)	303.0	552.0	
Operating profit (EBIT)	28.0	22.1	(32.5%)	50.1	(23.3%)	32.7	65.3	
Net income (after tax)	17.7	18.3	(8.1%)	36.0	(21.6%)	19.9	45.9	
Retention ratio	86.6%	104.2%		92.0%		92.0%	95.3%	
Combined ratio[4]	96.6%	96.5%		96.6%		96.5%	96.8%	
EBIT margin[2]	14.3%	12.4%		13.4%		10.8%	11.8%	
Specialty insurance								
Gross written premiums	407.5	397.1	(31.4%)	804.5	(24.5%)	578.7	1,065.6	
Net premiums earned	227.7	183.9	(33.7%)	411.6	(26.5%)	277.4	559.8	
Net underwriting result	8.6	(5.3)	(145.0%)	3.3	(82.9%)	11.8	19.2	
Operating profit (EBIT)	16.1	7.0	(65.3%)	23.1	(45.6%)	20.2	42.5	
Net income (after tax)	10.6	2.7	(76.3%)	13.3	(48.6%)	11.4	25.9	
Retention ratio	55.4%	34.6%		45.1%		48.2%	49.1%	
Combined ratio	96.2%	102.9%		99.2%		95.8%	96.6%	
EBIT margin[2]	7.1%	3.8%		5.6%		7.3%	7.6%	

[1] Total stockholders' equity + minority interests + hybrid capital

[2] Operating profit (EBIT) / net premiums earned

[3] Quarterly figures are annualised

[4] Including interest income on contract deposits and funds withheld

hannover **rück**

PRESSE INFORMATION

Hannover Rück mit erfreulichem Halbjahresergebnis

- **Netto-Prämienwachstum + 6,2 %**
- **Halbjahresüberschuss + 8,3 %**
- **Eigenkapital + 12,3 %**
- **Eigenkapitalrendite 16,9 %**
- **Alle vier Geschäftsfelder mit positivem Ergebnis**
- **Schaden-/Kostenquote der Schaden-Rückversicherung 96,5 %**

Hannover, 11. August 2005: In dem heute vorgelegten Halbjahresbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung zufrieden.

Die Hannover Rück hat unverändert die sehr vorteilhaften Bedingungen in der Schaden-Rückversicherung genutzt und ihre Marktposition ausgebaut. Die kombinierte Schaden-/Kostenquote in der Schaden-Rückversicherung von 96,5 % spricht für die anhaltend gute Qualität des Geschäfts. Der Konzernüberschuss konnte zum 30.6.2005 um 8,3 % auf 229,0 Mio. EUR (211,5 Mio. EUR) gesteigert werden; dies entspricht einem Ergebnis je Aktie von 1,90 EUR (1,75 EUR). Alle vier Geschäftsfelder haben hierzu beigetragen. „Mit diesem Ergebnis sind wir auf Kurs, unsere ambitionierten Gewinnziele für das Gesamtjahr zu erreichen", erklärte der Vorstandsvorsitzende Wilhelm Zeller.

Wiederum verbessert zeigt sich auch die Kapitalbasis der Hannover Rück: Das Eigenkapital erhöhte sich gegenüber dem Stand vom 31.12.2004 um 12,3 % auf 2,9 Mrd. EUR (2,6 Mrd. EUR). Im Mai 2005 hatte die Hannover Rück zudem eine nachrangige Schuldverschreibung in Höhe von 500 Mio. EUR begeben und damit die Kapitalbasis weiter optimiert. Im Zuge dieser Transaktion konnten die Halter eines 2001 begebenen Bonds in Höhe von 350 Mio. EUR in die Neuemission tauschen, wovon über 60 % Gebrauch gemacht haben. Das haftende Kapital der Hannover Rück stieg um 13,7 % auf 4,8 Mrd. EUR (4,2 Mrd. EUR). Standard & Poor's bestätigte Anfang August das „AA-" Rating der Hannover Rück.

Die gebuchte Bruttoprämie für den Hannover Rück-Konzern erhöhte sich leicht um 0,7 % auf 4,8 Mrd. EUR (4,8 Mrd. EUR). Wechselkurseffekte waren zum 30.6.2005 nicht mehr signifikant;

sie wirkten sich mit 2,7 % nur leicht negativ aus. Auf Grund eines um 6 Prozentpunkte auf 82,5 % erhöhten Selbstbehalts stieg die Nettoprämie um 6,2 % auf 3,7 Mrd. EUR.

In der **Schaden-Rückversicherung** boten sich der Hannover Rück auch im 2. Quartal 2005 unverändert gute Chancen, profitables Geschäft zu zeichnen. So konnte die Vertragserneuerungssaison in Japan und Korea zum 1.4.2005 genutzt werden, um bei guten Konditionen das Geschäft auszuweiten. „Die Preisdisziplin der Marktteilnehmer in der weltweiten Rückversicherung hält an. Angesichts des sehr niedrigen Zinsniveaus ist die Fokussierung der Rückversicherer auf eine solide Zeichnungspolitik allerdings auch unumgänglich", betonte Zeller. Insbesondere im lang abwickelnden Haftpflichtgeschäft waren weiterhin weitgehend stabile Raten zu konstatieren. Hier ist die Hannover Rück mit ihrem sehr guten Rating ein gefragter Partner. Auf Grund der bereits in der Vergangenheit vorsichtig dotierten Schadenrückstellungen waren Nachreservierungen für frühere Anfalljahre unter dem Strich wiederum nicht erforderlich.

Die Bruttoprämie in der Schaden-Rückversicherung stieg deutlich um 13,3 % auf 2,4 Mrd. EUR (2,1 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 15,5 % betragen. Auf Grund eines um 10,6 Prozentpunkte gestiegenen Selbstbehalts erhöhte sich die verdiente Nettoprämie sogar um 23,7 % auf 1,8 Mrd. EUR (1,5 Mrd. EUR). Dieses Wachstum bedeutet jedoch nicht, dass die Hannover Rück ihre Initiative „More from less" aufgibt. Nach wie vor wird das Portefeuille ausschließlich nach Profitabilitätsgesichtspunkten gesteuert.

Nach einem schadenintensiven 1. Quartal waren im 2. Quartal keine Großschäden zu verzeichnen, sondern lediglich die Nachmeldung eines weiteren Schadens aus dem Vorquartal. Die Großschadenbelastung zum 30.6.2005 beläuft sich auf 112,3 Mio. EUR. Dies entspricht 6,1 % der Nettoprämie und damit fast genau dem langjährigen Durchschnitt von 6 %. Die sehr gute kombinierte Schaden-/Kostenquote liegt mit 96,5 % zwar über dem Wert der Vorjahresperiode (94,3 %), allerdings war im Vergleichszeitraum das Großschadenaufkommen mit 51,9 Mio. EUR auch deutlich unterdurchschnittlich.

Das versicherungstechnische Ergebnis reduzierte sich von 84,7 Mio. EUR auf 64,7 Mio. EUR. Das operative Ergebnis der Schaden-Rückversicherung erhöhte sich nach dem hervorragenden Ergebnis des Vergleichszeitraums nur leicht um 0,4 % auf 229,2 Mio. EUR (228,4 Mio. EUR). Der Periodenüberschuss stieg auf Grund einer deutlich niedrigeren Steuerlast kräftig um 32,9 % auf 154,0 Mio. EUR. Der Gewinn je Aktie betrug 1,28 EUR (0,96 EUR).

Die Ergebnisse in der **Personen-Rückversicherung** haben sich im 1. Halbjahr 2005 sehr positiv entwickelt. Die Bruttoprämien erhöhten sich wiederum deutlich um 19,4 % auf 1,1 Mrd. EUR (0,9 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 22,0 % betragen. Ursache für den Anstieg

war neben der Aufnahme neuer Geschäftsbeziehungen in Deutschland und Großbritannien ein starkes Neugeschäft unserer Zedenten, speziell bei fondsgebundenen Lebens- und Rentenversicherungen. Der Selbstbehalt hat sich von 91,8 % auf 93,2 % erhöht, so dass die verdiente Nettoprämie um 21,7 % auf 1,0 Mrd. EUR (0,9 Mrd. EUR) gestiegen ist. „Da in der Personen-Rückversicherung erfahrungsgemäß das zweite Halbjahr das prämien- und ertragsstärkere ist, liegen die Ergebnisse zum 30. Juni über Plan", sagte Zeller. Die Hannover Rück, die in diesem Geschäftsfeld weltweit unter dem geschützten Markennamen Hannover Life Re auftritt, erzielte ein um 16,0 % verbessertes operatives Ergebnis (EBIT) von 45,4 Mio. EUR (39,2 Mio. EUR). Der Periodenüberschuss erhöhte sich um 8,2 % auf 25,7 Mio. EUR (23,7 Mio. EUR). Damit steuert die Personen-Rückversicherung 0,21 EUR (0,20 EUR) Gewinn je Aktie zum Konzernergebnis bei.

Die **Finanz-Rückversicherung** ist nach wie vor stark im Fokus der Medien, ausgelöst durch Untersuchungen mehrerer amerikanischer Behörden. Auch die Hannover Rück ist inzwischen von Behörden um Auskünfte ersucht worden und kooperiert – auf freiwilliger Basis – mit allen Behörden. „Wir haben mehrfach betont, dass wir auf Grund unserer strengen Zeichnungsrichtlinien nichts zu verbergen haben und an der Auflösung etwaiger Missstände und deren Beseitigung ein Eigeninteresse haben", erklärte Zeller. Allerdings hat die derzeitige Debatte über Finanz-Rückversicherungsverträge insbesondere bei US-Zedenten zu einer gebremsten Nachfrage geführt. Hinzu kommt, dass in Anbetracht der deutlich verbesserten Kapitalausstattung der Erstversicherer die Nachfrage nach Kapital ersetzenden proportionalen Quotenverträgen deutlich rückläufig ist. Die Brutto-Prämieneinnahmen reduzierten sich erwartungsgemäß stark, und zwar um 24,6 % auf 508,6 Mio. EUR (674,8 Mio. EUR). In Originalwährung hätte der Rückgang 22,1 % betragen. Auf Grund eines leicht reduzierten Selbstbehalts sank die Nettoprämie sogar um 32,3 % auf 373,9 Mio. EUR (552,0 Mio. EUR).

Weniger stark reduzierte sich das operative Ergebnis (EBIT): um 23,3 % auf 50,1 Mio. EUR (65,3 Mio. EUR). Der Überschuss nach Steuern ging um 21,6 % auf 36,0 Mio. EUR (45,9 Mio. EUR) zurück. Der Gewinn je Aktie betrug 0,30 EUR (0,38 EUR).

Im Geschäftsfeld **Specialty Insurance**, dem früheren Programmgeschäft, wurde die strategische Neuausrichtung in Angriff genommen: Als konsequenter Schritt der bereits 2002 begonnenen Restrukturierungsmaßnahmen wird sich die New Yorker Tochtergesellschaft der Hannover Rück, Clarendon Insurance Group, neu positionieren. Die Gesellschaft agiert künftig im Markt als Spezialversicherer für profitables Nischengeschäft, wie beispielsweise spezielle Kraftfahrtdeckungen und Kunstversicherungen. „Die Clarendon wird das erheblich wettbewerbsintensivere Standardgeschäft, wie das Hausrat- und Wohngebäudegeschäft, bei dem sie in Konkurrenz zu den großen Erstversicherern im amerikanischen

Markt steht, nicht weiterführen", erklärte Zeller. Dies wird zu einem deutlichen Bruttoprämienrückgang führen. Allerdings wird die Nettoprämie – auf Grund des angestrebten erheblich erhöhten Selbstbehalts bis zu 80 Prozent – allenfalls geringfügig betroffen sein.

Die Bruttoprämie reduzierte sich um 24,5 % auf 804,5 Mio. EUR (1,1 Mrd. EUR). In Originalwährung hätte der Rückgang 21,0 % betragen. Der Selbstbehalt verringerte sich zunächst noch auf 45,1 % (49,1 %); dementsprechend reduzierte sich die Nettoprämie um 26,5 % auf 411,6 Mio. EUR (559,8 Mio. EUR). Die kombinierte Schaden-/Kostenquote erhöhte sich auf Grund der Anpassung an die neue Strategie auf 99,2 % (96,6 %). Das operative Ergebnis (EBIT) schloss zum 30.6.2005 mit 23,1 Mio. EUR (42,5 Mio. EUR). Der Überschuss nach Steuern reduzierte sich auf 13,3 Mio. EUR (25,9 Mio. EUR); dies entspricht einem Gewinn je Aktie von 0,11 EUR (0,21 EUR).

Angesichts des anhaltend niedrigen Zinsniveaus ist die Hannover Rück mit der Entwicklung ihres **Kapitalanlageergebnisses** sehr zufrieden. Die selbst verwalteten Kapitalanlagen stiegen auf Grund des weiterhin kräftigen Mittelzuflusses aus der Versicherungstechnik im Vergleich zur Vorjahresperiode um 13,5 % auf 17,9 Mrd. EUR (15,8 Mrd. EUR); die hierauf erzielten Kapitalanlageerträge lagen leicht über Vorjahresniveau. Durch die – insbesondere auf Grund des starken Rückgangs in der Finanz-Rückversicherung – deutlich gesunkenen Depotzinsen waren die gesamten Kapitalanlageerträge mit 504,9 Mio. EUR gegenüber der Vorjahresperiode von 533,1 Mio. EUR leicht rückläufig. Aus dem Abgang von Kapitalanlagen fielen per Saldo Gewinne in Höhe von 60,6 Mio. EUR (83,2 Mio. EUR) an. Dementsprechend fiel der außerordentliche Ergebnisbeitrag im Vergleich zum Vorjahreszeitraum niedriger aus. Das Netto-Kapitalanlageergebnis lag somit mit 537,4 Mio. EUR um 5,2 % unter dem Wert des Vorjahres (567,0 Mio. EUR); es bewegt sich jedoch weiterhin – insbesondere bezüglich der selbst verwalteten Kapitalanlagen – im Rahmen unseres Plans für das Gesamtjahr. Abschreibungen auf Wertpapiere fielen mit 5,9 Mio. EUR (19,9 Mio. EUR) nicht mehr ins Gewicht.

Ausblick

„Nach dem bisherigen Verlauf des Geschäftsjahres liegen wir voll im Plan für ein erfolgreiches Geschäftsjahr 2005", betonte Zeller. In der *Schaden-Rückversicherung* sind die Raten und Konditionen nach wie vor attraktiv, so dass die Hannover Rück von einem anhaltenden Prämienwachstum ausgeht. Vorausgesetzt, die Großschäden bewegen sich im weiteren Jahresverlauf im langjährigen Durchschnitt, sollte das Ergebnis in der Schaden-Rückversicherung noch einmal höher als im Vorjahr ausfallen. „Das frühe Einsetzen der Hurrikansaison in Mittel- und Nordamerika und die eingetretenen Schäden sollten entsprechend positive Auswirkungen auf die Preis- und Konditionsverhandlungen der Rückversicherer mit ihren Kunden

bei den ab September stattfindenden Zusammenkünften haben“, betonte Zeller.

In der *Personen-Rückversicherung* ist von einem weiterhin zweistelligen Prämienwachstum auszugehen, vor allem aus Deutschland, Großbritannien und den asiatischen Märkten. Insgesamt wird ein deutlicher Ergebniszuwachs erwartet.

In der *Finanz-Rückversicherung* rechnet die Hannover Rück unverändert mit einem Prämienrückgang im niedrigen zweistelligen Prozentbereich. Der Jahresüberschuss dürfte sich zwar reduzieren, aber weiterhin sehr attraktiv gestalten.

Im Geschäftsfeld *Specialty Insurance* werden sich die Prämieneinnahmen gegenüber dem Vorjahr verringern. Ein positives Nachsteuerergebnis über den Kapitalkosten sollte jedoch möglich sein.

Für 2005 erwartet die Hannover Rück weiterhin einen sehr positiven versicherungstechnischen Cashflow und damit einen weiteren Zuwachs der *Kapitalanlagen.* Selbst bei unverändert niedrigen Zinsen sollten daher auch die Kapitalanlageerträge aus den selbst verwalteten Kapitalanlagen erneut etwas zulegen können.

„Angesichts der bisherigen Entwicklung unserer Geschäftsfelder bin ich zuversichtlich, dass wir unseren Gewinn im Berichtsjahr wie geplant deutlich steigern können“, unterstrich Zeller. Unter der Prämisse, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen negativen Bewegungen auf den Kapitalmärkten kommt, rechnet die Hannover Rück unverändert mit einem Jahresüberschuss von 430 – 470 Mio. EUR. Dies entspricht einem Ergebnis je Aktie von rund 3,60 – 3,90 EUR.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: +49 511 5604-1500, E-Mail:
eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. +49 511 5604-1502, E-Mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. +49 511 5604-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und*

Finanz-Rückversicherung sowie Specialty Insurance und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft bedeutsamen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

in Mio. EUR	2005 Q1	2005 Q2	+/- Vorjahr	2005 1H	+/- Vorjahr	2004 Q2	2004 1H	2004 31.12.
Hannover Rück-Gruppe								
Gebuchte Bruttoprämien	2.617,3	2.213,1	-5,1%	4.830,4	0,7%	2.331,0	4.795,3	
Verdiente Nettoprämien	1.779,6	1.894,9	1,9%	3.674,6	6,2%	1.859,9	3.461,0	
Versicherungstechnisches Ergebnis	-41,0	-47,3	29,5%	-88,3	-3,8%	-36,5	-91,8	
Kapitalanlageergebnis	247,2	290,2	8,1%	537,4	-5,2%	268,5	567,0	
Operatives Ergebnis (EBIT)	179,5	168,3	-23,8%	347,8	-7,3%	220,9	375,4	
Jahresüberschuss nach Steuern	107,7	121,4	5,9%	229,0	8,3%	114,6	211,5	
Ergebnis je Aktie in EUR	0,89	1,01	5,9%	1,90	8,3%	0,95	1,75	2,56
Haftendes Kapital[1]	4.311,7			4.791,5	13,7%			4.213,0
Kapitalanlagen (inkl. Depotforderungen)	25.745,1			27.317,7	10,4%			24.735,8
Bilanzsumme	37.092,1			38.508,9	8,9%			35.372,0
Buchwert je Aktie in EUR	22,04	23,81		23,81	12,3%	20,60	20,60	21,20
Selbstbehalt	84,3%	80,4%		82,5%		73,2%	76,5%	
EBIT-Rendite[2]	10,1%	8,9%		9,5%		11,9%	10,9%	
Eigenkapitalrendite (nach Steuern)[3]	16,5%	17,6%		16,9%		17,8%	17,3%	
Schaden-Rückversicherung								
Gebuchte Bruttoprämien	1.318,6	1.077,2	15,1%	2.395,8	13,3%	935,7	2.115,4	
Verdiente Nettoprämien	849,9	995,2	21,2%	1.845,1	23,7%	821,5	1.491,4	
Versicherungstechnisches Ergebnis	24,6	40,1	-26,1%	64,7	-23,7%	54,2	84,7	
Operatives Ergebnis (EBIT)	108,2	121,1	-20,9%	229,2	0,4%	153,0	228,4	
Jahresüberschuss nach Steuern	62,6	91,4	20,3%	154,0	32,9%	76,0	115,9	
Selbstbehalt	88,5%	87,5%		88,0%		71,7%	77,4%	
Kombinierte Schaden-/Kostenquote	97,1%	96,0%		96,5%		93,4%	94,3%	
EBIT-Rendite[2]	12,7%	12,2%		12,4%		18,6%	15,3%	
Personen-Rückversicherung								
Gebuchte Bruttoprämien	538,7	582,8	17,6%	1.121,5	19,4%	495,5	939,4	
Verdiente Nettoprämien	505,8	538,2	17,5%	1.044,0	21,7%	458,0	857,9	
Operatives Ergebnis (EBIT)	27,2	18,2	21,2%	45,4	16,0%	15,0	39,2	
Jahresüberschuss nach Steuern	16,7	9,0	21,7%	25,7	8,2%	7,4	23,7	
Selbstbehalt	94,5%	92,0%		93,2%		93,2%	91,8%	
Kombinierte Schaden-/Kostenquote[4]	96,8%	99,7%		98,3%		99,2%	98,5%	
EBIT-Rendite[2]	5,4%	3,4%		4,4%		3,3%	4,6%	
Finanz-Rückversicherung								
Gebuchte Bruttoprämien	352,6	156,0	-51,4%	508,6	-24,6%	321,2	674,8	
Verdiente Nettoprämien	196,3	177,5	-41,4%	373,9	-32,3%	303,0	552,0	
Operatives Ergebnis (EBIT)	28,0	22,1	-32,5%	50,1	-23,3%	32,7	65,3	
Jahresüberschuss nach Steuern	17,7	18,3	-8,1%	36,0	-21,6%	19,9	45,9	
Selbstbehalt	86,6%	104,2%		92,0%		92,0%	95,3%	
Kombinierte Schaden-/Kostenquote[4]	96,6%	96,5%		96,6%		96,5%	96,8%	
EBIT-Rendite[2]	14,3%	12,4%		13,4%		10,8%	11,8%	
Specialty Insurance								
Gebuchte Bruttoprämien	407,5	397,1	-31,4%	804,5	-24,5%	578,7	1.065,6	
Verdiente Nettoprämien	227,7	183,9	-33,7%	411,6	-26,5%	277,4	559,8	
Versicherungstechnisches Ergebnis	8,6	-5,3	-145,0%	3,3	-82,9%	11,8	19,2	
Operatives Ergebnis (EBIT)	16,1	7,0	-65,3%	23,1	-45,6%	20,2	42,5	
Jahresüberschuss nach Steuern	10,6	2,7	-76,3%	13,3	-48,6%	11,4	25,9	
Selbstbehalt	55,4%	34,6%		45,1%		48,2%	49,1%	
Kombinierte Schaden-/Kostenquote	96,2%	102,9%		99,2%		95,8%	96,6%	
EBIT-Rendite[2]	7,1%	3,8%		5,6%		7,3%	7,6%	

[1] Eigenkapital + Minderheitsanteile + Hybridkapital

[2] Operatives Ergebnis (EBIT) / verdiente Nettoprämien

[3] Quartale wurden annualisiert

[4] einschließlich Depotzinsen